(B) Record of Distributions Paid

VANGUARD SMALL CAP INDEX FUND – INVESTOR SHARES

	Total Distributions
	US$	Yen
The 45th Fiscal Year (1/1/05-12/31/05)	0.290	31.828
The 46th Fiscal Year (1/1/06-12/31/06)	0.359	39.400
The 47th Fiscal Year (1/1/07-12/31/07)	0.412	45.217
The 48th Fiscal Year (1/1/08-12/31/08)	0.404	44.339
The 49th Fiscal Year (1/1/09-12/31/09)	0.276	30.291
The 50th Fiscal Year (1/1/10-12/31/10)	0.361	39.620
The 51st Fiscal Year (1/1/11-12/31/11)	0.397	43.571
The 52st Fiscal Year (1/1/12-12/31/12)	0.662	72.655
The 53rd Fiscal Year (1/1/13-12/31/13)	0.617	67.716
The 54th Fiscal Year (1/1/14-12/31/14)	0.708	77.703
The 55th Fiscal Year (1/1/15-12/31/15)	0.717	78.691
2015 End of January	-	-
February	-	-
March	0.024	2.634
April	-	-
May	-	-
June	-	-
July	-	-
August	-	-
September	0.406	44.559
October	-	-
November	-	-
December	0.287	31.498
2016 End of January	-	-
February	-	-
March	0.133	14.597
April	-	-
	0.717